UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 15 2012
Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68360

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/10** (mm/dd/yy) AND ENDING **12/31/11** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TFA Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 N. Sepulveda Blvd., Suite 950
(No. and Street)

El Segundo	**California**	**90245**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Crader **(310) 341-2332**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

[redacted]
12014800

KW
4/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **William Crader**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFA Securities, Inc.**, as of **December 31, 2011**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/Commonwealth of California
County of Los Angeles
} ss.

Subscribed and sworn to (or affirmed) before me this 13th (Date) day of March (Month), 2012 (Year), by

(1) WILLIAM CRADER
Name of Signer #1

(2) Ø
Name of Signer #2

MARILYN SEARS
Commission # 1850951
Notary Public - California
Los Angeles County
My Comm. Expires May 25, 2013

Place Notary Seal and/or Any Stamp Above

Marilyn Sears
Signature of Notary Public

MARILYN SEARS
2711 N Sepulveda Blvd
MB CA 90266
Other Required Information (Printed Name of Notary, Residence, etc.)

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: IFA Securities Inc Annual Audit Report

Document Date: Dec 31, 2011 Number of Pages: 11

Signer(s) Other Than Named Above: ______

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TFA Securities, Inc.

December 31, 2011

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
TFA Securities, Inc.
El Segundo, California

We have audited the accompanying statement of financial condition of TFA Securities, Inc., (the "Company") as of December 31, 2011, and the related statements of loss, changes in stockholder's equity, and cash flows for the period beginning October 1, 2010 and ending December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFA Securities, Inc. as of December 31, 2011, and the results of its operations and cash flows for the period from October 1, 2010 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter & Associates

March 8, 2012

TFA Securities, Inc.

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	39,143
Liabilities and Stockholder's Equity		
Due to stockholder	$	16,406
Stockholder's Equity		
Common stock (no par value; 1,000,000 authorized; 324,000 shares issued and outstanding)		50,000
Accumulated deficit		(27,263)
Total Stockholder's Equity		22,737
Total Liabilities and Stockholder's Equity	$	39,143

See independent auditor's report and accompanying notes.

TFA Securities, Inc.

Statement of Loss

For the Period from October 1, 2010 to December 31, 2011

Total Revenue	$	-
Operating Expenses		
Professional fees		9,941
Regulatory fees		4,597
Other operating expenses		1,369
Total Expenses		15,907
Net Loss	$	(15,907)

See independent auditor's report and accompanying notes.

TFA Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Period from October 1, 2010 to December 31, 2011

	Common Stock	Accumulated Deficit	Total
October 1, 2010	50,000	$ (11,356)	$ 38,644
Net loss		(15,907)	(15,907)
December 31, 2011	50,000	$ (27,263)	$ 22,737

See independent auditor's report and accompanying notes.

TFA Securities, Inc.

Statement of Cash Flows

For the Period from October 1, 2010 to December 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (15,907)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase (decrease) in:	
Due to stockholder	10,541
Net Cash Used by Operating Activities	(5,366)
Net Decrease in Cash and Cash Equivalents	(5,366)
Cash and cash equivalents at beginning of period	44,509
Cash and Cash Equivalents at End of Period	$ 39,143

See independent auditor's report and accompanying notes.

TFA Securities, Inc.

Notes to the Financial Statements

December 31, 2011

1. Organization

TFA Securities, Inc. (the "Company") was organized as a California S corporation in April 2009. The Company is owned by its sole stockholder, Tribal Financial Advisors, Inc. ("TFA"), and has offices located in El Segundo, California and Charlotte, North Carolina. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company primarily engages in private placement services to Native American tribes.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue Recognition
Investment banking revenues are primarily earned from providing private placement advisory services. In addition the firm has the capability to provide financial advisory services related to securities transactions. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $22,737, which exceeded the requirement by $17,737.

4. Related Party Transactions

The Company has an expense sharing agreement with TFA. TFA provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate TFA. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

At December 31, 2011, $16,406 was due to TFA for expenses paid on behalf of the Company.

5. Subsequent Events

The Company has evaluated subsequent events through March 8, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

TFA Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total stockholder's equity	$	22,737
Net Capital		22,737
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $16,406 or $5,000, whichever is greater		5,000
Excess Net Capital	$	17,737

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2011)

There were no material differences noted in the Company's net capital computation at December 31, 2011.

See independent auditor's report and accompanying notes.

TFA Securities, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
TFA Securities, Inc.
El Segundo, California

In planning and performing our audit of the financial statements and supplemental schedules of TFA Securities, Inc., (the "Company") for the period beginning October 1, 2010 and ending December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the period beginning October 1, 2010 and ending December 31, 2011, and this report does not affect our report thereon dated March 8, 2012.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

E Witt + Associates

March 8, 2012

SEC
Mail Processing
Section

MAR 1 [illegible]

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TFA Securities, Inc.

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

TFA Securities, Inc.

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants